Exhibit 99.1

JM WOWO Announces Resignation of Director

BEIJING, China, August 21, 2015 – WoWo Limited (the “Company” or “JM WOWO”) (NASDAQ: WOWO), a leading online e-commerce platform that provides integrated B2B2C services in the foodservice industry serving foodservice merchants and consumers in China, today announced that Mr. Xiaoyi Niu has tendered his resignation as a director of the Company, effective August 20, 2015, due to personal reasons.

Mr. Maodong Xu, Co-Chairperson of JM WOWO, stated, “It has been a great pleasure working with Xiaoyi since he joined the Company in January of 2015. We thank Xiaoyi for his contribution to the growth and development of JM WOWO, and wish him very best in his future endeavors.”

About JM WOWO

JM WOWO currently operates China’s leading online foodservice platform that provides integrated B2B2C services to foodservice merchants and consumers. With the vision of reshaping foodservice industrial rules and building the fair business ecosystem for medium and small foodservice businesses in China, it currently aims to cultivate the traditional offline foodservice businesses using internet tools to create value for foodservice companies, brand suppliers and customers.

Through cooperation with industry associations and hundreds of leading catering and hotel brands across China, JM WOWO has formed the leading industrial alliance and has great resource leverage in China’s foodservice industry. JM WOWO works closely with various reputable buyers and suppliers in the foodservice industry, providing one-stop procurement services, as well as manufacture, marketing and other value-added services, for a variety of foodservice businesses via the B2B platform www.ccjoin.com.

As of May 31, 2015, JM WOWO had over 90,000 foodservice merchant clients spread across 150 cities of China, and has served over 8,000 food product suppliers.

Contact:

Shayla Suen

IR Director, WoWo Limited

ir@55.com

Tel: 86-10-59065758

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: 203-682-8200